EXHIBIT 12.1
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(amounts in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2011	2010	2009	2008	2007	2006
(Loss) income from continuing operations before taxes	$(4,004)	$(8,606)	$5,539	$3,750	$(4,042)	$(541)
Add (deduct):
Fixed charges	10,609	34,850	33,052	37,498	37,966	28,260
Preferred dividends	(1,783)	—	—	—	—	—
Capitalized interest	(145)	(811)	(359)	(1,586)	(1,312)	(318)

Adjusted earnings	$4,677	$25,433	$38,232	$39,662	$32,612	$27,401

Fixed charges:
Interest expense	$8,633	$33,758	$32,412	$35,628	$36,372	$27,663
Rent expense representative of interest factor	48	281	281	284	282	279
Preferred dividends	1,783	—	—	—	—	—
Capitalized interest	145	811	359	1,586	1,312	318

Total fixed charges	$10,609	$34,850	$33,052	$37,498	$37,966	$28,260

Ratio of earnings to combined fixed charges and preferred dividends	—	—	1.16	1.06	—	—
Deficiency of earnings to fixed charges and preferred dividends	$5,932	$(9,417)	$—	$—	$(5,354)	$(859)